UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated October 26, 2009, reporting its financial and operating results for the third quarter ended September 30, 2009.

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2009

October 26, 2009, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes and offshore oil deep water drilling, today announced its unaudited financial and operating results for the third quarter and nine month period ended September 30, 2009.

Third Quarter 2009 Financial Highlights

➢

For the third quarter of 2009, the Company reported a net profit of $35.6 million or $0.12 basic and diluted profit per share. Included in the third quarter 2009 results is a loss of $39.3 million or $0.15 per share associated with the valuation of the Company’s interest rate swaps. Excluding this item, net income would amount to $74.9 million or $0.27 per share.

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Basic earnings per share for the third quarter of 2009 include a non-cash accrual for the cumulative dividends on the Series A Convertible Preferred Stock, amounting to $4.0 million, which reduces the income available to common shareholders (basic earnings per share is calculated as net income less accrued dividends on preferred stock divided by weighted average number of common shares outstanding).

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report another quarter of profitable operating results for DryShips as both our drilling and drybulk units continued to perform at high utilization rates. We are particularly pleased with the high utilization rates achieved by the Eirik Raude, which is drilling off Ghana at the Jubilee field for Tullow Oil. The Leiv Eiriksson is expected to complete its assignment with Shell in the North Sea during October and commence mobilization for  drilling operations in the Black Sea under a 3-year contract for Petrobras. Most economic indicators for the world economy seem to indicate the end of the recession and we are also seeing the signs of recovery from countries besides China and India. The stimulus plan implemented by the Chinese government earlier in the year has by no means played itself out, as the majority of this money went to infrastructure development which is medium to long term projects. While drybulk shipping demand is projected to remain strong for the coming years, the large orderbook remains a cause for concern, especially for 2010. Actual deliveries in the first nine months of 2009 were much smaller than were anticipated at the beginning of the year and offer some hope that cancellations and delays will alleviate the projected oversupply.

Our drybulk fleet is now virtually fully fixed for the remainder of 2009 and 2010 and 77% fixed for 2011 at healthy levels and we are prepared to leverage the volatility in freight rates in the future through further vessel acquisitions. DryShips now has $1.44 billion in fixed EBITDA from its dry bulk and drilling units over the next 2.25 years and we are well positioned to take advantage of acquisition opportunities as they arise.”

Financial Review: 2009 Third Quarter

The Company recorded a net profit of $35.6 million, or $0.12 basic and diluted profit per share for the three-month period ended September 30, 2009, as compared to a net profit of $180.0 million, or $4.13 basic and diluted earnings per share for the three-month period ended September 30, 2008. EBITDA, which is defined and reconciled later in this press release, was $104.8 million for the third quarter of 2009 as compared to $258.5 million for the same period in 2008.

Included in the third quarter results is a loss of $39.3 million or $0.15 per share associated with the valuation of the Company’s interest rate swaps. Excluding this item, net income would amount to $74.9 million or $0.27 per share.

Basic earnings per share for the third quarter of 2009 include a non-cash accrual for the cumulative dividends on the Series A Convertible Preferred Stock, amounting to $4.0 million, which reduces the income available to common shareholders.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) decreased by $113.4 million to $114.8 million for the three-month period ended September 30, 2009, as compared to $228.2 million for the three-month period ended September 30, 2008. The decrease is attributable to the substantially lower freight market during the third quarter of 2009 as compared to the third quarter of 2008. For the offshore drilling segment, revenues from drilling contracts amounted to $107.6 million for the three-month period ended September 30, 2009 as compared to $88.1 for the same period in 2008.

Total vessel and rig operating expenses and total depreciation and amortization decreased to $56.2 million and $49.4 million, respectively, for the three-month period ended September 30, 2009 from $58.3 million and $50.4 million, respectively, for the three-month period ended September 30, 2008. Total general and administrative expenses decreased to $22.9 million from $27.8 million during the comparative periods.

Interest and finance costs net of interest income decreased to $16.3 million for the three-month period ended September 30, 2009, compared to $27.4 million for the three-month period ended September 30, 2008. This decrease is primarily attributable to decreased average interest rate levels during the three-month period ended September 30, 2009, as compared to the same period in 2008.

Fleet List

The table below describes our drybulk fleet profile as of October 23, 2009:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest

Fixed rate employment

Capesize:
Alameda	2001	170,269	Capesize	$21,000	Feb-11	May-11
Brisbane	1995	151,066	Capesize	$25,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	$57,000	Dec-11	Apr-12

Panamax:
Avoca	2004	76,500	Panamax	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Conquistador	2000	75,607	Panamax	$17,750	Aug-11	Nov-11
Coronado	2000	75,706	Panamax	$18,250	Sep-11	Nov-11
Ecola	2001	73,931	Panamax	$43,500	Jun-12	Aug-12
Iguana *	1996	70,349	Panamax	$13,456	Sep-11	Sep-11
La Jolla	1997	72,126	Panamax	$14,750	Aug-11	Nov-11
Levanto	2001	73,931	Panamax	$16,800	Sep-11	Nov-11
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Maganari	2001	75,941	Panamax	$14,500	Jul-11	Sep-11
Majorca	2005	74,364	Panamax	$43,750	Jun-12	Aug-12
Marbella	2000	72,561	Panamax	$14,750	Aug-11	Nov-11
Mendocino	2002	76,623	Panamax	$56,500	Jun-12	Sep-12
Ocean Crystal	1999	73,688	Panamax	$15,000	Aug-11	Nov-11
Oliva	2009	75,000	Panamax	$17,850	Oct-11	Dec-11
Oregon	2002	74,204	Panamax	$16,350	Aug-11	Oct-11
Padre	2004	73,601	Panamax	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	$42,500	Sep-13	Dec-13
Rapallo	2009	75,000	Panamax	$15,400	Aug-11	Oct-11
Redondo	2000	74,716	Panamax	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	$39,500	May-13	Jul-13
Sorrento	2004	76,633	Panamax	$17,300	Sep-11	Dec-11
Toro	1995	73,034	Panamax	$16,750	May-11	Jul-11
Xanadu	1999	72,270	Panamax	$39,750	Jul-13	Sep-13

Supramax:
Pachino (ex VOC Galaxy)	2002	51,201	Supramax	$20,250	Sep-10	Feb-11
Paros I (ex Clipper Gemini)	2003	51,201	Supramax	$27,135	Oct-11	May-12

Spot rate employment

Panamax:
Delray	1994	71,862	Panamax
Primera	1998	72,495	Panamax
Sonoma	2001	74,786	Panamax

* Based on a synthetic time charter

Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
Average number of vessels(1)	38.9	38.5	38.6	37.8
Total voyage days for vessels(2)	3,568	3,492	10,485	10,125
Total calendar days for vessels(3)	3,578	3,541	10,567	10,326
Fleet utilization(4)	99.7%	98.6%	99.2%	98.1%
Time charter equivalent(5)	$63,947	$32,887	$65,909	$29,986
Vessel operating expenses (daily)(6)	$5,488	$5,536	$5,421	$5,392

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009
Voyage revenues	239,970	120,585	730,954	325,052
Voyage expenses	(11,807)	(5,742)	(39,899)	(21,447)
Time charter equivalent revenues	228,163	114,842	691,055	303,605
Total voyage days for vessels	3,568	3,492	10,485	10,125
Time charter equivalent	63,947	32,887	65,909	29,986

 (6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Financial Statements

Unaudited Condensed Consolidated Income Statements

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2009	2008	2009

REVENUES:
Voyage revenues	$239,970	$120,584	$730,954	$325,052
Revenues from drilling contracts	88,064	107,619	131,859	310,251
	328,034	228,203	862,813	635,303

EXPENSES:
Voyage expenses	11,807	5,742	39,899	21,447
Vessel operating expenses	19,637	19,602	57,287	55,680
Drilling rigs operating expenses	38,691	36,598	52,079	105,924
Depreciation and amortization	50,378	49,416	108,313	146,569
Gain on sale of vessels	(65,766)	-	(226,024)	(2,432)
Loss on contract cancellations, net	-	-	-	215,532
General and administrative expenses	27,795	22,893	53,142	66,313

Operating income	245,492	93,952	778,117	26,270

OTHER INCOME:
Interest and finance costs, net of interest income	(27,444)	(16,276)	(65,988)	(64,930)
Gain (loss) on interest rate swaps	(36,997)	(39,306)	(30,918)	20,988
Other, net	(396)	1,839	103	1,304
Equity in loss of investee	-	-	(6,893)	-
Income taxes	(641)	(3,505)	(1,508)	(9,859)
Total other income (expenses), net	(65,478)	(57,248)	(105,204)	(52,497)

Net income (loss)	180,014	36,704	672,913	(26,227)

Net income attributable to Noncontrolling interests	(12)	(1,063)	(16,825)	(7,178)

Net income (loss) attributable to DryShips Inc. common stockholders	$180,002	$35,641	$656,088	$(33,405)

Earnings per common share, basic	$4.13	$0.12	$15.73	$(0.19)
Weighted average number of shares, basic	42,721,141	253,824,880	41,029,206	193,621,270

Earnings per common share, diluted	$4.13	$0.12	$15.73	$(0.19)
Weighted average number of shares, diluted	42,721,141	253,824,880	41,029,206	193,621,270

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars except for share and per share data)	December 31, 2008	September 30, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$303,114	$291,583
Restricted cash	320,560	377,713
Trade accounts receivable, net	52,441	44,819
Other current assets	44,312	59,250
Total current assets	720,427	773,365

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions	535,616	1,138,087
Vessels, net	2,134,650	2,089,781
Drilling rigs, machinery and equipment ,net	1,393,158	1,340,364
Total fixed assets, net	4,063,424	4,568,232

OTHER NON CURRENT ASSETS:
Other non-current assets	58,829	63,246
Total non current assets, net	58,829	63,246
Total assets	$4,842,680	$5,404,843

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$2,370,556	$1,762,777
Other current liabilities	154,492	137,667
Total current liabilities	2,525,048	1,900,444

NON CURRENT LIABILITIES
Long term debt, net of current portion	788,314	694,896
Other non-current liabilities	237,746	141,864
Total non current liabilities	1,026,060	836,760

COMMITMENTS AND CONTINGENCIES	-

STOCKHOLDERS’ EQUITY:
Total DryShips Inc. stockholders’ equity	1,291,572	2,667,639
Total liabilities and stockholders equity	$4,842,680	$5,404,843

EBITDA Reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2008	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2009

Net income / (loss)	180,002	35,641	656,088	(33,405)

Add: Net interest expense	27,444	16,276	65,988	64,930
Add: Depreciation and amortization	50,378	49,416	108,313	146,569
Add: Income taxes	641	3,505	1,508	9,859

EBITDA	258,465	104,838	831,897	187,953

Conference Call and Webcast: Tuesday, October 27th , 2009

As announced, the Company’s management team will host a conference call, on Tuesday, October 27, 2009 at 8:30 AM Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

A replay of the conference call will be available until October 29, 2009. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers comprising seven Capesize, 30 Panamax and  two Supramax, with a combined deadweight tonnage of over 3.4 million tons, 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: October 26, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer